United States securities and exchange commission logo





                             April 30, 2021

       John Lai
       Chief Executive Officer
       Mister Car Wash, Inc.
       222 E 5th Street
       Tucson, Arizona 85705

                                                        Re: Mister Car Wash,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 2,
2021
                                                            CIK No. 0001853513

       Dear Mr. Lai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 2, 2021

       Cover Page

   1. Please amend the disclosure on your cover page to disclose that LGP owns a significant percentage of your
common stock, and may control all major corporate decisions. Please also disclose the
"significant percentage" on your cover page.
       Prospectus Summary
       The Mister Track Record of Consistent Growth: 2010 - 2019, page 2

   2. To provide investors with context for your most recently completed fiscal year, please amend the graphics in
this section to include data for 2020.
 John Lai
Mister Car Wash, Inc.
April 30, 2021
Page 2
3. Please provide additional discussion on the information being presented in the chart on page 3 to provide context to the measures being presented. For example, you note that
         "[b]etween 2010 and 2019, we grew the business significantly," yet the chart presents a decrease in net income from 2010 to 2019.
Introducing the Car Wash Industry, page 4

4. Please amend your discussion in this section to include information about the car wash industry for 2020. Make conforming changes to the graphics in this section, which present data as of 2019. Alternatively, please tell us why you believe it is appropriate to discuss the industry and your market opportunity prior to and not including the impact of the COVID-19 pandemic.
Attractive Unit Economics Support Greenfield Expansion Strategy, page 7

5. Please explain the term "four-wall EBITDA margin" here and throughout the filing where the measure is presented.
Our Growth Strategies
Acquire New Customers and Grow Comparable Store Sales, page 8

6. You disclose that "[w]e have demonstrated an ability to drive attractive organic growth through consistent positive quarterly comparable store sales growth performance for nearly a decade, prior to the COVID-19 pandemic in 2020." Please amend your disclosure to discuss such growth during the pandemic, and clarify whether and to what extent you expect the COVID-19 pandemic to affect your comparable store sales growth moving forward.
Summary Consolidated Financial and Operating Data
Financial and Operating Data, page 14

7.       Please present the most directly comparable GAAP measure with equal or greater
         prominence for Adjusted EBITDA Margin here, and throughout the filing where the measure is presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures, Question 102.10.
Risk Factors, page 16
FirstName LastNameJohn Lai
8. We note that certain of your credit facilities are tied to LIBOR. Please amend your
Comapany    NameMister
       disclosure        Car the
                  to include  Wash,  Inc.
                                 risks, if any, related to the discontinuation
of LIBOR, and the
       effects
April 30, 2021ofPage
                 the same
                      2    on your credit facilities moving forward.
FirstName LastName
 John Lai
FirstName
Mister Car LastNameJohn  Lai
            Wash, Inc.
Comapany
April       NameMister Car Wash, Inc.
       30, 2021
April 330, 2021 Page 3
Page
FirstName LastName
Risks Related to Our Business
"We may be unable to sustain or increase demand for our UWC . . .", page 16

9. You disclose that "[m]embers are able to cancel their membership at any time and may decide to cancel or forego memberships due to any number of reasons." Please disclose the cancellation rates for your UWC memberships for the periods presented.
"We are subject to a number of risks and regulations . . .", page 18

10. Please briefly describe or cross-reference to a description of the relevant consumer protection laws relating to consumer credit transactions.
"We lease or sublease the land and buildings . . .", page 20

11. You disclose that "[o]ur obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed," and "if we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term." Please disclose the extent of your liability for leased locations that are currently closed, upon which you are continuing to pay rent and operating expenses, if material.
"The ongoing COVID-19 pandemic has materially and adversely . . .", page 22

12. Please amend your disclosure to provide more detail about the "paid in-kind" interest on your Second Lien Term Loan credit agreement, including what the type of in-kind payment you provided.
Use of Proceeds, page 38

13. Please revise to state with more specificity the amount of proceeds to be used for each identified use of proceeds. If you are unable to do so, please state that you have no current specific plan for the proceeds, or a significant portion thereof, and discuss the principal reasons for the offering. In addition, with respect to the last paragraph of this section, please note that you may reserve the right to change the stated uses of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated; please revise accordingly.
Selected Consolidated Financial and Other Data
Reconciliation of our net income (loss) to Adjusted EBITDA, page 44

14. Referencing note (i) for 'Other' adjustment, please tell us the amount of each component of this adjustment for each year presented, and present a separate line item in the table for any individual amounts that are material. Additionally, please tell us the nature of each component and how you determined that they were not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the Compliance and
 John Lai
Mister Car Wash, Inc.
April 30, 2021
Page 4
         Disclosure Interpretations on Non-GAAP Financial Measures.
15. We note the Non-GAAP adjustment to remove acquisition expenses to arrive at Adjusted
         EBITDA. We also note per page 48 that your historical growth strategy has involved acquiring local and regional car wash operators, and that you plan to continue to pursue a growth strategy that includes acquisition expenses. Based on these disclosures, please tell us how this adjustment complies with Item 10(e)(1)(ii) of Regulation S-K and Question
         100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Business and Trends, page 47

16. We note per page 2 that Interior Cleaning Locations generate strong unit-level economics and cash flows. Please tell us what you you mean by "strong unit-level economics."
         Additionally, we note per page 47 that suspending operations at your Interior Cleaning
         Locations improved your net income margin. Finally, we note that your growth strategy is only focused on expanding the number of Express Exterior Locations, not Interior
         Locations. In light of the above, please tell us your consideration of providing a discussion to describe the expected impact of this change in trend pursuant to Item
         303(b)(1)(i) and (2)(ii) of Regulation S-K.
Results of Operations, page 53

17. We note that the change in revenue over the reporting periods is attributed to several factors. Please expand your discussion of results of operations to quantify the amount of each underlying factor identified. Additionally, please consider separately quantifying the changes in revenue generated from Express Exterior Locations and Interior Cleaning
         Locations. See Item 303 of Regulation S-K.
Revenues, Net and Store Operating Costs, page 53

18. Please quantify the change in cost of labor and chemicals resulting from the redesign of your labor model, and the amount of the change resulting from the shift from interior cleaning services to express exterior cleaning services. Refer to Item 303(b)(2)(i) and (ii)
         of Regulation S-K.
Business
Our Service Offering
Unlimited Wash Club, page 71
FirstName LastNameJohn Lai
19. We note your disclosure that "UWC has helped to diversify our sales by providing a high-
Comapany    NameMister
       margin             Car Wash,
                recurring revenue     Inc. Please describe the differences in
operating margin for
                                  stream."
       all 2021
April 30,  of your service
                 Page 4    offerings.
FirstName LastName
 John Lai
FirstName
Mister Car LastNameJohn  Lai
            Wash, Inc.
Comapany
April       NameMister Car Wash, Inc.
       30, 2021
April 530, 2021 Page 5
Page
FirstName LastName
Our Team Members, page 73

20. Please explain what the "Net Promoter Score" measures, how it is calculated and why you believe it is meaningful.
Suppliers and Distribution, page 77

21. Please describe the terms of your agreement, if any, with the industry leader in the transportation business, and file any agreement with this entity as an exhibit to your registration statement. Please also discuss the terms of the 2018 agreement with a supplier of a comprehensive suite of hardware, software, and management systems, and file this agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation
         S-K.
Government Regulation, page 79

22. We note your disclosure that "[w]e are subject to various laws and regulations, including labor and employment laws, laws governing advertising, data privacy laws, safety regulations and other laws such as consumer protection regulations." However, your disclosure in this section appears to discuss only environmental laws and regulations.
         Please amend your disclosure to briefly describe the various other laws and regulations and the effect of the same on your business.
Executive Compensation
Bonus Compensation, page 89

23. Please amend your disclosure to describe how EBITDAR budget attainment is is calculated from your audited financial statements.
Certain Relationships and Related Party Transactions, page 98

24. Please file the stockholders agreement with LGP as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item
         601(b)(10) of Regulation S-K.
Description of Capital Stock
Conflicts of Interest, page 102

25. Please amend your filing to include risk factor disclosure describing the risks, if any, related to your renunciation of any interest or expectancy in certain opportunities that are presented to you or your officers, directors or stockholders. Underwriting, page 116

26. We note your disclosure that "[i]n addition, affiliates of certain of the underwriters are lenders under our Credit Facilities and as a result, may receive a portion from the net proceeds from this offering." Please disclose the portion of net proceeds that will go to
 John Lai
Mister Car Wash, Inc.
April 30, 2021
Page 6
      affiliates of your underwriters, and discuss any conflicts of interest related to a portion of your net proceeds going to these affiliates. Add risk factor disclosure as appropriate.
Mister Car Wash, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income, page F-4

27. We note that gains and losses from the sale of assets are included in operating income in your statements of operations and comprehensive income for the years ended December
      31, 2020 and 2019. Please tell us your basis for classifying these amounts as operating income instead of non-operating income pursuant to Rule 5-03(b)(7) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cost of Labor and Chemicals, page F-12

28. We note that Cost of Labor and Chemicals includes maintenance costs, and that Other
      Store Operating Expenses includes repairs and maintenance. Please tell us how you determine whether maintenance costs are applicable to revenue or other operating costs pursuant to Rule 5-03(b)(2) and (3) of Regulation S-X. Additionally, please expand to disclose more detail about the nature of costs included in each line item.
        You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                              Sincerely,
FirstName LastNameJohn Lai
                                                              Division of
Corporation Finance
Comapany NameMister Car Wash, Inc.
                                                              Office of Trade &
Services
April 30, 2021 Page 6
cc:       Drew Capurro
FirstName LastName